Exhibit 18
August 2, 2013
Cytec Industries Inc.
Five Garret Mountain
Woodland Park, New Jersey 07424

Ladies and Gentlemen:
We have been furnished with a copy of the quarterly report on Form 10-Q of Cytec Industries Inc. (the Company) for the three and six months ended June 30, 2013, and have read the Company's statements contained in note 3 to the condensed consolidated financial statements included therein. As stated in note 3, the Company changed its method of accounting for its pension and other postemployment benefit (OPEB) plans to immediately recognize gains or losses resulting from changes in the value of the projected benefit obligation due to changes in actuarial assumptions or gains/losses resulting from difference between the actual return on plan assets and expected return on plan assets. Previously, actuarial gains and losses were deferred and recognized over the remaining average service life of active participants and gains and losses arising from differences between the expected and actual return on plan assets were recognized over five years. The new accounting methods were adopted in the second quarter of 2013, and are retrospectively applied to the Company's financial results for all periods. Cytec's management believes that these changes in accounting improve transparency of reporting of its operating results by recognizing the effects of economic and interest rate trends on pension and OPEB plan investments and assumptions in the year these actuarial gains and losses are incurred. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make these changes in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2012, nor have we audited the information set forth in the aforementioned note 3 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.
With regard to the aforementioned accounting changes, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted methods of accounting are preferable in the Company's circumstances.
Very truly yours,
/s/ KPMG LLP